

July 5, 2012

Lyndon R. Rive
Chief Executive Officer
SolarCity Corporation
3055 Clearview Way
San Mateo, California 94402

>   **Re: SolarCity Corporation**
>   **Confidential Draft Registration Statement on Form S-1**
>   **Submitted June 21, 2012**
>   **CIK No. 0001408356**

Dear Mr. Rive:

We have reviewed your confidential draft registration statement and response letter and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to comment one in our letter dated May 23, 2012. We note that you use a knowledge qualifier in your statement that no broker or dealer participating in your offering has published or distributed a research report in reliance upon Section 2(a)(3) of the Securities Act. Since you have the ability to obtain representations from brokers or dealers participating in your offering in this regard, please provide us with a firm statement, without a qualifier, regarding our inquiry.

Overview, page 1

2. We note in your overview that you discuss generating revenue, receiving increasing cash payments that have grown at a compounded annual rate of 123% and raising $1.53 billion through your investment funds. To achieve balance in your prospectus summary disclosure, please revise your disclosure here to also state that you have experienced substantial net losses in the past five years.

Lyndon R. Rive
SolarCity Corporation
July 5, 2012
Page 2

3. We note your response to prior comment nine in our letter dated May 23, 2012. Please ensure that the consents are dated, signed and filed as separate exhibits when you file your public registration statement. See Item 601(b)(23) of Regulation S-K.

Summary Consolidated Financial Data, page 8

4. We note your response to comments 13 and 14 in our letter dated May 23, 2012. It does not appear that additional disclosures were provided here, on page F-8 or in Note 22 clearly showing how you computed each adjustment to the pro forma balance sheet and your pro forma EPS, including a discussion of any significant assumptions and estimates used to arrive at these amounts. Please advise or revise as necessary.

Capitalization Table, page 36

5. Please clearly show in the notes how you arrived at each pro forma and pro forma as adjusted amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts.

Management's Discussion and Analysis

Critical Accounting Policies

Deferred U.S. Treasury Department Grant Proceeds, page 54

6. We note your response to comment 27 in our letter dated May 23, 2012. Please also disclose how you reflect the impact of the amounts you are obligated to reimburse fund investors based upon the difference between their anticipated benefit from U.S. Treasury grants at the formation of the funds and the benefit they receive from the amounts paid by the U.S. Treasury Department on your statements of operations.

Common Stock Valuations, page 57

7. You performed a contemporaneous valuation of your common stock as of October 25, 2011 which determined the fair value to be $5.98 per share as of such date. This was the fair value used for transactions in November and December 2011. You performed a contemporaneous valuation of your common stock as of January 31, 2012 which determined the fair value to be $10.74 per share as of such date. Please expand your disclosures to address each of the significant factors that led to an 80% increase during this period. Your discussion should address the estimated impact of each significant factor contributing to the difference in values. Please also disclose what consideration you gave to the sale of Series G preferred stock in February and March 2012.

Results of Operations, page 64

8. Please expand your results of operations discussion to provide investors with a better understanding of the underlying reasons for significant changes in each of your line items from period to period. For example, in your discussion of revenues for the three months ended March 31, 2012, please address the underlying reasons for the significant increases in the number of solar energy systems under leases and power purchase agreements. This increase in revenue was offset in part by a lower average sales price of solar energy systems sold for the three months ended March 31, 2012 compared to the three months ended March 31, 2011. Please discuss the underlying reasons for the lower average sales price of solar energy systems.

9. We note your response to comment 31 in our letter dated May 23, 2012. We continue to believe that you should expand your disclosures to provide a more clear and comprehensive explanation as to why the use of the hypothetical liquidation at book value method resulted in the allocation of a significant net loss to non-controlling interests and correspondingly net income to stockholders during the year ended December 31, 2011, the three months ended March 31, 2011, and the three months ended March 31, 2012. Your disclosure indicates that the amount of net income (loss) attributable to non-controlling interests is dependent on the contractual provisions of each joint venture fund, the amount of capital contributed to the fund less distributions, the cost of assets sold to a fund in a particular period, and the results of the funds operations. Please separately address the impact of each of these factors in your discussion.

Liquidity and Capital Resources, page 66

10. We note your response to comment 33 in our letter dated May 23, 2012. Please clearly disclose whether or not you are dependent upon the offering to meet your liquidity needs for the next 12 months. Please also expand your disclosure to address your recurring net losses, net cash used in operating activities for the three months ended March 31, 2012, and the fact that your credit facilities were fully utilized as of March 31, 2012 in determining that your existing cash and cash equivalents and funds available in your existing investment funds will be sufficient to meet your projected cash requirements for at least the next 12 months.

Operations and Suppliers, page 92

11. We have reviewed your response to comment 39 in our letter dated May 23, 2012. We also note your disclosure on page 93 that you enter into master contractual arrangements with your major suppliers. Please file these agreements as exhibits to your registration statement as they appear to be material agreements. In this regard, we note your disclosure in the first risk factor on page 22 in which you state that you depend on a limited number of suppliers and that you may not be able to quickly identify a

Lyndon R. Rive
SolarCity Corporation
July 5, 2012
Page 4

replacement supplier if any of them are unable to meet your supply needs. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Financial Statements

Consolidated Balance Sheets, page F-3

12. We note your response to comment 45 in our letter dated May 23, 2012. On page 70 of the Form S-1C, you indicated that the provisions of ASU 2009-17 became effective beginning on January 1, 2010. In this regard, it is not clear how you determined that you do not need to separately present assets that can only be used to settle obligations of the consolidated variable interest entities as well as liabilities for which creditors do not have recourse to your general credit on the face of your balance sheet. Refer to ASC 810-10-45-25. Please advise or revise as necessary.

Consolidated Statements of Cash Flows, page F-6

13. We note your response to comments 46 and 47 in our letter dated May 23, 2012. You purchase components for solar energy systems that you then install and integrate into fully functioning solar energy systems. In this regard, please address the following:

- Please help us understand the nature of the amounts included in the payments for the cost of solar energy systems line item on your statements of cash flows. Please revise the title of this line item to clarify that these are solar energy systems to be leased, if true;

- Please help us understand at what point amounts are transferred from inventory to solar energy systems and how this transfer is reflected on your statements of cash flows, including transfers occurring in a different period from your actual cash payments;

- Please tell us how you reflect cash flows on your statement related to the sales of solar energy systems that were previously leased; and

- Please provide additional clarity in the notes to your financial statements regarding how you reflect cash flows related to your solar energy systems in your statements of cash flows, including your treatment of transfers occurring in a different period from your actual cash payments.

Notes to the Financial Statements

Revenue Recognition, page F-15

14. We note your response to comment 49 in our letter dated May 23, 2012. Please tell us the amounts reflected in revenue for each period presented related to rebates and incentives assigned from customers as well as the amounts reflected in deferred revenue as of December 31, 2011 and March 31, 2012.

15. We note your response to comment 53 in our letter dated May 23, 2012. Please help us understand how you determined that you retain more than a minor use but less than substantially all of the use of the property for operating leasebacks pursuant to ASC 805-40-25-3. Please specifically address why you would not have substantially all of the use of the property.

Note 10. Long-Term Debt, page F-25 and Note 11. Borrowings Under Bank Lines Credit, page F-27

16. We note your response to comment 55 in our letter dated May 23, 2012. For each waiver of breaches of covenants provided, please disclose the terms of the waiver, including how long the terms of the covenants were specifically waived. Given that you have had to attain multiple waivers of breaches of covenants, please disclose the actual ratios/amounts as of each reporting date for any material debt covenants. Please also disclose the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Note 13. Lease Pass-Through Financing Obligation, page F-29

17. We note your response to comment 57 in our letter dated May 23, 2012. Please address the following:

- Please help us better understand how your accounting for lease pass-through financing obligations complies with ASC 840-20-35-4(b). When fund investors receive rebates and lease customer payments, you record deferred revenue and reduce the financing obligation by the same amounts. Please help us understand why these are the same amounts. Please also help us understand when the deferred revenue balance is reduced. Please consider providing us with an example;

- You disclose that the useful life of your solar energy systems is 30 years and the initial term of these lease arrangements range between 10 and 25 years. In this regard, it appears that some of the lease arrangements may exceed 75% or more of the estimated economic life. Please advise;

- Please disclose why you are recording the incentive rebates passed on to investors as revenue and the U.S. Treasury grants income over the estimated useful life of the associated solar energy systems as a credit to depreciation expense; and

- Under the contractual terms of the lease pass-through arrangements there is a one-time future lease payment reset mechanism that is set to occur after the installation of all the solar energy systems in a fund. As part of this reset process, the investors returns may be adjusted which may result in you having to contribute additional assets or the investor making additional lease payments. Please address what consideration you gave to these provisions in accounting for these obligations as well as provide disclosures related to these provisions on page F-48.

Note 21. Commitments and Contingencies, page F-48

18. We note your response to comment 61 in our letter dated May 23, 2012. Please expand your disclosures to provide all of the disclosures required by ASC 460-10-50-4 including information regarding the maximum potential amount of future payments under the guarantees.

Note 22. Earnings Income (Loss) Per Common Stock, page F-49

19. We note your response to comment 62 in our letter dated May 23, 2012. Please help us better understand the nature of the adjustment to undistributed earnings allocated to convertible redeemable preferred stockholders for the year ended December 31, 2011 and March 31, 2012 pursuant to ASC 260. In this regard, please disclose how this amount is determined and why it would not be the same as the amount described as undistributed earnings allocated to convertible redeemable preferred stockholders.

You may contact Nudrat Salik at (202) 551-3692 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief